Exhibit 99.1

Press Release dated September 30, 2022

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Results of AGM

DUBLIN, Ireland (September 30, 2022)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced the results of an Annual General Meeting (AGM).

AGM Results

On September 30, 2022 Trinity Biotech plc held an AGM of Shareholders at the Company’s headquarters at IDA Business Park, Bray, Co. Wicklow, Ireland.

At the AGM, the Company’s shareholders approved the following resolutions, as more fully set out in the Notice of AGM dated September 8, 2022:

1.	An ordinary resolution to increase the Company’s authorised share capital by the creation of an additional 600,000,000 A ordinary shares of US$0.0109 each.
2.	An ordinary resolution to authorise the board of directors to reappoint Grant Thornton as the Company’s statutory auditors.
3.	An ordinary resolution to authorise the board of directors to fix the statutory auditors’ remuneration.
4.	Re-election of directors:
a.	An ordinary resolution to re-elect as a director Mr. Aris Kekedjian who retires by rotation and, being eligible, offers himself for re-election.
b.	An ordinary resolution to re-elect as a director Mr. Michael Sung Soo Kim who retires by rotation and, being eligible, offers himself for re-election.
c.	An ordinary resolution to re-elect as a director Mr. Seon Kyu Jeon who retires by rotation and, being eligible, offers himself for re-election.
5.
An ordinary resolution to review the affairs of the Company and consider the financial statements of the Company for the year ended December 31, 2021 together with the reports of the directors and statutory auditors thereon.

6.	A special resolution to alter the Memorandum of Association of the Company.
7.
A special resolution to adopt new Articles of Association of the Company to take account of certain changes to Irish company law resulting from the Companies Act 2014 (the "Act") and certain related developments.

8.
A special resolution to renew the authority for the Company and/or any of its subsidiaries to purchase the Company's own shares and American Depositary Receipts evidencing such shares ("ADRs") on NASDAQ within certain prescribed limits.

Resolution 9, which sought to renew the price range at which any shares or ADRs held in treasury ("Treasury Shares") can be re-allotted other than on a securities exchange was not approved by the requisite majority of shareholders.

While a majority of proxy votes received on Resolution 9 were in favour of the resolution, an insufficient number of votes in favour of Resolution 9 were received in order to pass it as a special resolution.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.